Exhibit 99.1

Spreadtrum Communications, Inc. Announces
Second Quarter 2011 Financial Results

SHANGHAI, August 5, 2011 — Spreadtrum Communications, Inc. (Nasdaq: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in both 2G and 3G wireless communications standards, today announced its unaudited financial results for the second quarter ended June 30, 2011.

SECOND QUARTER 2011 FINANCIAL SUMMARY:

–	Total revenue increased 16.9% quarter-over-quarter and 124.2% year-over-year to US$160.2 million, exceeding the Company’s previously guided range of US$152 - 158 million.

–	Gross profit was US$67.2 million compared to US$57.9 million in the previous quarter and US$31.9 million in 2Q10. Gross margin was 42.0% compared to 42.2% in the previous quarter and 44.6% in 2Q10.

–	Cash flows from operations were US$34.5 million, compared with US$26.7 million in the previous quarter and US$35.2 million in 2Q10.

–	GAAP net income was US$32.5 million, compared with US$27.5 million in the previous quarter and US$11.1 million in 2Q10.

–
GAAP net income per basic and diluted ADS was US$0.67 and US$0.60, respectively, an increase from US$0.57 and US$0.50 per basic and diluted ADS, respectively, in 1Q11 and US$0.24 and US$0.21 per basic and diluted ADS, respectively, in 2Q10.

–
Non-GAAP net income was US$35.5 million, compared to US$30.4 million in 1Q11 and US$17.7 million in 2Q10. Non-GAAP net income per diluted ADS was US$0.65, an increase from US$0.55 per diluted ADS in 1Q11 and US$0.34 per diluted ADS in 2Q10.

BUSINESS HIGHLIGHTS:

Commenting on the results, Spreadtrum's Chairman and CEO, Dr. Leo Li said, "We exceeded revenue guidance in 2Q 2011 as quarterly revenue grew in both our 2.5G and 3G product lines, driven by expansion of our footprint in both emerging markets and the China domestic TD-SCDMA market. In TD-SCDMA, our advanced 40 nm platform is delivering advantages in performance and cost that enable us to outperform the competition with standby and talk time better than the 2.5G experience, at a consumer handset cost that is close to EDGE products.  We believe that these benefits, combined with a shift in China Mobile purchasing from central procurement tenders to open market distribution, will accelerate overall TD-SCDMA market growth beyond what was previously anticipated. In the 2.5G market, our GSM products passed the rigorous testing process of a top ten global telecom provider, demonstrating that our solutions meet the commercial requirements of the world’s top operators. Additionally our acquisition of MobilePeak Holdings, Ltd. (“MobilePeak”), which we expect to close in 3Q 2011, positions us for future growth with new sources of revenue in 2012 in WCDMA market segments.  Looking ahead to 3Q 2011, we expect revenue to be in the range of US$172 million – US$178 million with a flat gross margin of approximately 42%.”

Key business highlights include:

•
Secured 50% Market Share in TD-SCDMA:  Spreadtrum increased sales in both China Mobile central procurement tenders and with local procurement distribution channels, and secured new TD-SCDMA design wins with global and domestic tier-1 OEMs.

•
Increased Emerging Market Footprint:  Spreadtrum continued to expand its 2.5G footprint in emerging markets, with customers increasing shipments to India, Southeast Asia, Latin America and Africa.  Launched SC6620 and SC6610 solutions incorporating SPI serial flash memory for ultra-low cost multimedia phones, which are now shipping in volume.  Passed top ten global network operator’s rigorous testing process, marking Spreadtrum an officially certified chip supplier to its device manufacturers.

•
Expanded product portfolio with acquisition of WCDMA vendor:  Spreadtrum acquired a significant stake in UMTS/HSPA+ vendor MobilePeak as point of entry to WCDMA market segments in international and domestic China markets. Added Joe Zou, MobilePeak’s president and chairman to Spreadtrum’s management team as CTO, along with approximately one hundred people in Shanghai and San Diego.

Further commenting on the second quarter financial results, Shannon Gao, Spreadtrum CFO, added, “Our inventory levels have stabilized in 2Q 2011 following our buildup in the last couple of quarters, and we expect our inventory balance to decrease at the end of 3Q 2011. Although we have been increasing our investment in new product development to drive future growth, both internally and through our recent acquisitions, we expect operating expenses as a percentage of revenue to continue to be stable in the coming quarter.  This quarter we also announced a share repurchase program and declared the first quarterly cash dividend. We have completed repurchase of approximately 3.1% of total outstanding shares as of July 31, 2011 and distributed a cash dividend of US$0.05 per ADS on July 26, 2011. We will continue share repurchase activity as the market warrants.”

SECOND QUARTER 2011 FINANCIAL REVIEW:

Revenue

Revenue in 2Q11 totaled US$160.2 million, up from US$137.1 million in 1Q11 and US$71.4 million in 2Q10.

Sales volume of 2G/2.5G baseband and radio frequency bundle semiconductors realized in 2Q11 increased 21.0% sequentially and 245.6% year-over-year.  Sales volume of 3G bundle semiconductors realized in 2Q11 increased 20.2% sequentially and 65.1% year-over-year.

The average selling price per unit of 2G/2.5G bundle semiconductors in 2Q11 decreased 7.2% sequentially and 20.6% year-over-year. The average selling price per unit of 3G bundle semiconductors in 2Q11 increased 7.5% sequentially and decreased 30.8% year-over-year.

Gross Profit and Margin

Gross profit for the quarter was US$67.2 million, up 16.1% from US$57.9 million in 1Q11 and up 110.9% from US$31.9 million in 2Q10. Gross margin for the quarter was 42.0%, down from 42.2% in 1Q11 and 44.6% in 2Q10. Non-GAAP gross margin, adjusted to exclude share-based compensation, was 42.1%, down from 42.3% in 1Q11 and 44.7% in 2Q10.

Cost of revenue in 2Q11 totaled US$93.0 million, representing an increase of 17.4% from the previous quarter and up 134.9% from 2Q10 levels, which is relatively in line with the increase in sales.

Operating Expense and Margin

The Company’s operating margin for the quarter was 21.2%, compared to 20.9% in the previous quarter and 17.7% in 2Q10. The sequential and year-over-year improvements in operating margin were driven primarily by an increase in sales and gross profit, partially offset by higher operating expenses. Non-GAAP operating margin, adjusted to exclude share-based compensation expense was 23.0% in 2Q11, compared to 23.0% in 1Q11 and 26.9% in 2Q10.

Total operating expenses in 2Q11, including selling, general and administrative (SG&A) expenses and R&D expenses, were US$33.3 million, representing an increase from US$29.2 million in 1Q11 and an increase from US$19.2 million in 2Q10. The sequential rise in operating expenses was primarily due to a decrease in subsidies recognized from government and other parties and an increase in employee compensation and professional service fees, partially offset by decreased engineering expense related to the development of new products. The year-over-year rise in operating expenses was primarily due to a decrease in subsidies recognized from government and other parties and an increase in engineering expense related to the development of new products, employee compensation and intangible asset amortization, partially offset by a decrease in intangible asset impairment loss.

R&D expenses increased 11.7% sequentially and 78.9% year-over-year to US$26.8 million in 2Q11. The sequential increase in R&D expenses was primarily attributable to a decrease in subsidies recognized from government and other parties and an increase in employee compensation, partially offset by a decrease in engineering expense related to the development of new products.  The year-over-year increase in R&D expenses was primarily attributable to a decrease in subsidies recognized from government and other parties and an increase in engineering expense related to the development of new products, employee compensation and intangible asset amortization, partially offset by a decrease in intangible asset impairment loss.

SG&A expenses increased 24.1% sequentially and 53.1% year-over-year to US$6.5 million in 2Q11. The sequential and year-over-year increase in SG&A expenses were primarily due to an increase in professional service fees and marketing promotion related expenses.

Non-Operating Income

In 2Q11, the Company recorded interest income of US$1.4 million, flat compared to the previous quarter and up from US$0.8 million in 2Q10. The year-over-year increase was primarily due to investment of a higher balance of cash combined with an increase in deposit saving rate. Interest expense in 2Q11 was US$0.7 million, flat compared to the previous quarter and 2Q10.  Other income (net) in 2Q11 was US$2.6 million, compared to US$1.7 million in 1Q11 and US$0.4 million in 2Q10. Other income (net) mainly represented foreign exchange gains and losses.

Net Income

The Company’s net income totaled US$32.5 million in 2Q11, compared to US$27.5 million in 1Q11 and US$11.1 million in 2Q10. The sequential increase in net income was primarily due to an increase in sales and gross profit, partially offset by higher operating expenses. Net profit margin was 20.3%, up from 20.1% in 1Q11 and 15.6% in 2Q10. Basic and diluted income per ADS were US$0.67 and US$0.60, respectively, in 2Q11, compared to US$0.57 and US$0.50, respectively, in 1Q11 and US$0.24 and US$0.21, respectively, in 2Q10.

Excluding share-based compensation expenses, the Company’s non-GAAP net income for 2Q11 was US$35.5 million, up from a non-GAAP net income of US$30.4 million in 1Q11 and up from US$17.7 million in 2Q10. Diluted non-GAAP income per ADS in 2Q11 was US$0.65, compared with US$0.55 per ADS in the prior quarter and US$0.34 per diluted ADS in 2Q10.

Balance Sheet and Cash Flow

As of June 30, 2011, the total balance of cash and cash equivalents and term deposit with maturity dates over 90 days was US$254.9 million, an increase of US$4.8 million from US$250.1 million as of March 31, 2011.  The total balance of restricted cash which is available to use when the related expenses occurred and appropriate obligations are satisfied was US$14.7 million, compared with $38.1 million as of March 31, 2011. In 2Q11, the Company generated US$34.5 million in cash from operating activities and used $3.1 million in cash on property and equipment as well as US$4.0 million relating to intangible asset acquisitions. In 2Q11, the Company used US$18.4 million in cash to repurchase its outstanding shares.  In 2Q11, the Company used US$35.0 million in cash to acquire a stake in MobilePeak and to provide short-term loan to MobilePeak for the repayment of its outstanding convertible bridge loans. In addition, the Company provided long-term loan of US$2.0 million to MobilePeak to finance its working capital in 2Q11.

Accounts receivable increased by US$1.5 million from US$0.7 million as of March 31, 2011 to US$2.2 million as of June 30, 2011.  Average A/R days decreased sequentially from 2 days to 1 day. Inventory as of June 30, 2011 was US$124.2 million, an increase of US$9.9 million from March 31, 2011.  Deferred cost consisted of products shipped to customers where the rights and obligations of ownership had passed to the customers, but revenue had not yet been recognized due to pending customer acceptance. Deferred cost decreased from US$83.2 million as of March 31, 2011 to US$78.5 million as of June 30, 2011. Inventory days was calculated based on quarterly average inventory (excluding deferred cost) divided by cost of goods sold. Inventory days increased from 108 days in 1Q11 to 117 days in 2Q11. We expect inventory balance and inventory days to decrease at the end of 3Q11.  Total assets as of June 30, 2011 were US$626.1 million, up US$37.3 million from US$588.8 million as of March 30, 2011. The increase in total assets was primarily attributable to increase of US$25.3 million in equity investment, US$10.6 million in prepaid expenses and other current assets, US$9.9 million in inventories, US$9.8 million in loans to an associate company and US$3.4 million in property and equipment, partially offset by decrease in cash, including cash equivalents and long-term and short-term deposits, and restricted cash of US$18.6 million and decrease in deferred cost of US$4.7 million.

Current liabilities increased from US$306.7 million as of March 31, 2011 to US$373.2 million as of June 30, 2011, primarily due to the reclassification of the current portion of long-term loan of US$46.4 million, the addition of US$13.3 million in short-term loan and increases of US$19.2 million in advance from customers and US$2.3 million in accrued expenses and other current liabilities, partially offset by a decrease of US$13.7 million in accounts payable. Long-term liabilities as of June 30, 2011 were US$5.3 million, compared to US$51.0 million as of March 31, 2011. As of June 30, 2011, long-term loan of US$46.4 with a maturity date less than one year was reclassified as short-term loan.

BUSINESS OUTLOOK:

Looking ahead, Spreadtrum expects revenue for the third quarter of 2011 to be in the range of US$172 million – US$178 million with a flat gross margin of approximately 42%.

WEBCAST OF CONFERENCE CALL:

The Company’s senior management will host a conference call at 9:00 pm (Eastern) / 6:00 pm (Pacific) on Thursday, August 4, 2011, which is 9:00 am (Hong Kong) on Friday, August 5, 2011 to discuss the financial results and recent business activities. The conference call may be accessed by calling:

Toll
▶ United States / International	+1-617-786-2961
▶ Hong Kong	+852 30021672
▶ United Kingdom	+44 2073658426 / +44 2073654163 / +44 2073658425
Participant Passcode	"SPRD" or "Spreadtrum"

A telephone replay will be available shortly after the call until August 11, 2011 at (US Toll / International) +1-617-801-6888. Passcode: 62919881.

A live webcast of the conference call and replay will be available in the investor relations section of the Company’s website.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with US GAAP, the Company's earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation and other non-recurring items. The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with US GAAP. The financial results reported in accordance with US GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

The Company provides the presentation of non-GAAP gross margin, non- GAAP operating margin, non-GAAP net income, and non-GAAP diluted earnings per ADS, all excluding share-based compensation expenses. The Company believes that these non-GAAP financial measures provide important supplemental information to management and investors regarding financial and business trends relating to the Company's financial condition and results of operations. The non-GAAP diluted earnings per ADS are calculated by dividing non-GAAP net income by the US GAAP weighted average diluted shares outstanding.

Spreadtrum Communications, Inc.
Condensed Consolidated Income Statements
(in thousands of US dollars, except per share data and percentages)
(unaudited)

	Three months ended
	June 30,	March 31,	June 30,	Change From
	2010	2011	2011	2Q10	1Q11

Revenue	71,448	137,072	160,177	124%	17%
Cost of revenue	39,585	79,170	92,976	135%	17%

Gross profit	31,863	57,902	67,201	111%	16%

Operating expenses
Research & development	14,955	23,949	26,754	79%	12%
Selling, general & administrative	4,263	5,258	6,525	53%	24%

Total operating expenses	19,218	29,207	33,279	73%	14%

Operating income	12,645	28,695	33,922	168%	18%

Non-operating income (expense)
Interest income	754	1,279	1,374	82%	7%
Interest expense	(633)	(699)	(740)	17%	6%
Other income, net	378	1,713	2,597	587%	52%
Total non-operating income	499	2,293	3,231	548%	41%
Income before tax and equity in loss of affiliates	13,144	30,988	37,153	183%	20%

Income tax expense	(1,988)	(3,437)	(4,185)	111%	22%
Equity in loss of affiliates, net of taxes	(29)	(14)	(475)	1538%	3293%

Net income	11,127	27,537	32,493	192%	18%

Income per ADS, basic	0.24	0.57	0.67

Income per ADS, diluted	0.21	0.50	0.60

Margin analysis:
Gross margin	44.6%	42.2%	42.0%
Operating margin	17.7%	20.9%	21.2%
Net margin	15.6%	20.1%	20.3%

Weighted average ADS equivalent: [1]
Basic	46,990,866	48,470,404	48,686,506
Diluted	51,825,499	55,194,680	54,257,201
ADS equivalent outstanding at end of period	47,233,651	48,629,697	47,447,391

[1] Assumes all outstanding ordinary shares are represented by ADSs.  Each ADS represents three ordinary shares.

Spreadtrum Communications, Inc.
Condensed Consolidated Income Statements
(in thousands of US dollars, except per share data and percentages)
(unaudited)

	Six months ended
	June 30,	June 30,
	2010	2011	Change

Revenue	123,562	297,249	141%
Cost of revenue	67,996	172,146	153%

Gross profit	55,566	125,103	125%

Operating expenses
Research & development	26,945	50,703	88%
Selling, general & administrative	8,514	11,783	38%
Total operating expenses	35,459	62,486	76%

Operating income	20,107	62,617	211%

Non-operating income (expense)
Interest income	1,363	2,653	95%
Interest expense	(1,329)	(1,439)	8%
Other income, net	254	4,310	1,597%
Total non-operating income	288	5,524	1,818%
Income before tax and equity in loss of affiliates	20,395	68,141	234%

Income tax expense	(2,571)	(7,622)	197%
Equity in loss of affiliates, net of taxes	(111)	(490)	341%

Net income	17,713	60,029	239%

Income per ADS, basic	0.38	1.24	226%
Income per ADS, diluted	0.35	1.10	214%

Margin analysis:
Gross margin	45.0%	42.1%
Operating margin	16.3%	21.1%
Net margin	14.3%	20.2%

Weighted average ADS equivalent: [1]
Basic	46,766,532	48,579,052
Diluted	51,236,488	54,806,954

[1] Assumes all outstanding ordinary shares are represented by ADSs.  Each ADS represents three ordinary shares.

Spreadtrum Communications, Inc.
Condensed Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)
	As of
	June 30, 2010	March 31, 2011	June 30, 2011
ASSETS
Current assets
Cash and cash equivalents	29,995	97,885	167,510
Restricted cash	18,889	38,074	14,735
Short term deposits	72,921	106,501	87,367
Short-term loan to an associate [2]	-	2,000	9,763
Accounts receivable, net	1,836	742	2,225
Inventories [2]	21,920	114,328	124,230
Deferred cost [2]	27,637	83,208	78,470
Deferred tax assets	1,354	1,687	1,709
Prepaid expenses and other current assets [2]	9,154	18,666	29,291
Total current assets	183,706	463,091	515,300

Property and equipment, net	27,049	30,385	33,828
Acquired intangible assets, net	20,543	36,410	36,517
Equity Investment	7,398	9,761	35,018
Long-term loan to an associate	-	-	2,045
Deferred tax assets	571	798	803
Goodwill	2,000	2,000	2,000
Long term deposits	44,177	45,758	-
Other long term assets	838	578	540
Total assets	286,282	588,781	626,051

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Short-term loan including current portion of long- term loan	-	-	59,656
Accounts payable	18,785	122,115	108,393
Advances from customers	45,180	120,968	140,156
Income tax payable	5,632	16,489	15,642
Accrued expenses and other current liabilities	28,136	47,105	49,397
Total current liabilities	97,733	306,677	373,244

Long term loan	44,177	45,758	-
Other long-term obligations	5,383	5,278	5,277
Total long term liabilities	49,560	51,036	5,277
Total liabilities	147,293	357,713	378,521

Shareholders' equity	138,989	231,068	247,530
Total liabilities and shareholders' equity	286,282	588,781	626,051

[2] Certain reclassifications have been made to all periods presented in the condensed consolidated balance sheets to conform to the current period presentation. Such reclassifications had no effect on previously reported results of operations or stockholders’ equity.

Spreadtrum Communications, Inc.
Reconciliation of GAAP to Non-GAAP Results
(in thousands of US dollars, except per share data and percentages)
(unaudited)

	Three months ended
	June 30,	March 31,	June 30,
	2010	2011	2011
Cost of revenue	39,585	79,170	92,976
Adjustment for share-based compensation	(91)	(118)	(120)
Cost of revenue (non-GAAP)	39,494	79,052	92,856
Operating income	12,645	28,695	33,922
Adjustment for share-based compensation within: Cost of revenue	91	118	120
Research and development	1,176	1,943	2,085
Selling, general, and administrative	799	770	759
Adjustment for impairment loss of long-lived assets	4,486	-	-
Operating income (non-GAAP)	19,197	31,526	36,886
Net income	11,127	27,537	32,493
Adjustment for share-based compensation within: Cost of revenue	91	118	120
Research and development	1,176	1,943	2,085
Selling, general, and administrative	799	770	759
Adjustment for impairment loss of long-lived assets	4,486	-	-
Net income (non-GAAP)*	17,679	30,368	35,457
Income per ADS, diluted	0.21	0.50	0.6
Adjustment for share-based compensation	0.04	0.05	0.05
Adjustment for impairment loss of long-lived assets	0.09	-	-
Income per ADS, diluted (non- GAAP)*	0.34	0.55	0.65
Gross margin	44.6%	42.2%	42.0%
Adjustment for share-based compensation	0.1%	0.1%	0.1%
Gross margin (non-GAAP)	44.7%	42.3%	42.1%
Operating margin	17.7%	20.9%	21.2%
Adjustment for share-based compensation	2.9%	2.1%	1.8%
Adjustment for impairment loss of long-lived assets	6.3%	-	-
Operating margin (non-GAAP)	26.9%	23.0%	23.0%
Net margin	15.6%	20.1%	20.3%
Adjustment for share-based compensation	2.9%	2.1%	1.8%
Adjustment for impairment loss of long-lived assets	6.3%	-	-
Net margin (non-GAAP)*	24.8%	22.2%	22.1%
Operating expenses	19,218	29,207	33,279
Adjustment for share-based compensation:
Research and development	(1,176)	(1,943)	(2,085)
Selling, general, and administrative	(799)	(770)	(759)
Adjustment for impairment loss of long-lived assets	(4,486)	-	-
Operating expenses (non-GAAP)	12,757	26,494	30,435

* There is no tax effect resulting from these adjustment items.

ABOUT SPREADTRUM COMMUNICATIONS, INC.

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements.  For more information, visit www.spreadtrum.com.

SAFE HARBOR STATEMENT:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the Company’s continuous expansion of its footprint in both emerging markets and the China domestic TD-CDMA market, the effectiveness of the Company’s advanced 40 nm platform in enabling the Company to outperform the competition with standby and talk time better than the 2.5G experience at a consumer handset cost that is close to EDGE products, the Company’s belief that the benefits of its TD-SCDMA solutions combined with a shift in China Mobile purchasing method will accelerate overall TD-SCDMA market growth beyond what was previously anticipated, the ability of the Company’s solutions to meet the commercial requirements of the world’s top operators, the Company’s expectations with respect to close its acquisition of MobilePeak in 3Q 2011, the effectiveness of the Company’s acquisition of MobilePeak in positioning the Company for future growth with new sources of revenue in 2012 in WCDMA market segments, the Company’s expectations with respect to the decrease of its inventory balance at the end of 3Q 2011, the Company’s increase in its investment in new product development to drive future growth, the Company’s expectations with respect to its operating expenses as a percentage of revenue continuing to be stable in the coming quarter, the Company’s continuing share repurchase activity as the market warrants, and the Company's expectations with respect to revenue for the third quarter of 2011 being in the range of US$172 million - US$178 million with a flat gross margin of approximately 42%. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; the rate at which the commercial deployment of TD-SCDMA technology will grow; the Company’s continuous expansion of its footprint in emerging markets; the Company's ability to sustain recent rates of growth; the Company’s ability to implement effective inventory strategy; the state of and any change in the Company's relationship with its major domestic and international customers and Chinese government agencies; the Company’s ability to successfully complete the projects of the Chinese TD-SCDMA operator; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 6, 2011, as amended, especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

For further information, please contact:
Investor Relations
Tel:	+1-650-308-8148
Email:	ir@spreadtrum.com
Web:	http://www.spreadtrum.com